Zillow, Inc.

999 Third Avenue, Suite 4600

Seattle, Washington 98104

July 15, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

Re:	Zillow, Inc.

Registration Statement on Form S-1

File No. 333-173570

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Jacobs:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Zillow, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-173570), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on July 19, 2011, or as soon as practicable thereafter. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.

The Registrant hereby authorizes Andrew B. Moore, of Perkins Coie LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Moore at (206) 359-8649, or in his absence Brad Owens, of Perkins Coie LLP, at (206) 359-8125. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Perkins Coie LLP, attention: Andrew B. Moore, via facsimile at (206) 359-9649.

Best Regards,

ZILLOW, INC.

/s/ Spencer M. Rascoff
Spencer M. Rascoff
Chief Executive Officer

cc: Andrew B. Moore, Perkins Coie LLP

July 15, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Zillow, Inc.

Class A Common Stock

Form S-1 File No. 333-173570

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 19, 2011 at 4 p.m. Eastern Daylight Time or as soon as practicable thereafter.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: July 6, 2011
(ii)	Dates of distribution: July 6, 2011 through the date hereof
(iii)	Number of prospective underwriters: 5
(iv)	Number of prospectuses distributed under (iii) above: approximately 5,639
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Zaheed Kajani
Name: Zaheed Kajani
Title: Director

[Signature Page to Underwriter Acceleration Request Letter for

Initial Public Offering of Zillow, Inc.]